SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 6, 2020

List of materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from February 1, 2020 to February 29, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on March 6, 2020

[This is a translation of the Share Buyback Report for the period from February 1, 2020 to February 29, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on March 6, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of February 29, 2020)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	February 19	43,800	322,623,800
(Date of repurchase)	February 20	33,600	252,800,300
	February 21	39,800	297,783,900
	February 25	80,000	578,602,700
	February 26	74,700	532,230,200
	February 27	267,000	1,850,093,500
	February 28	358,600	2,377,236,500
Total	―	897,500	6,211,370,900
Total number of shares repurchased as of the end of the reporting month		27,590,000	167,187,436,800
Progress of the repurchase (%)		45.98	83.59
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

Not applicable

3.	Status of Shares Held in Treasury

(as of February 29, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,273,737,678
Number of treasury stock	48,121,023

 EOF

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